

SECURI 04002498 ISSION
Washington, D.C. 20549

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

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ANNUAL AUDITED·REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CONSOLIDATED RESEARCH, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 7th Floor
　　　　　　　　　　　　　　　　　(No. and Street)

New York　　　　　　　　　　New York　　　　　　　　　　　　　　　10169
　　(City)　　　　　　　　　　　　(State)　　　　　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph N. Stineman　　　　　　　　　　　　　　　　　　　(212) 499-1351
　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
　　　　　　　　　　　(Name -- if individual, state last, first, middle name)

85 Livingston Avenue　　　　Roseland　　　　New Jersey　　　　07068
　　(Address)　　　　　　　　　(City)　　　　　(State)　　　　　(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

RECEIVED
FEB 27 2004
137

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)　　*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, ___Joseph N. Stineman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CONSOLIDATED RESEARCH, LLC_____, as of ___December 31_____,20 03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

CONSOLIDATED RESEARCH, LLC

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Consolidated Research, LLC

We have audited the accompanying statement of financial condition of Consolidated Research, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Consolidated Research, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 9, 2004

1

CONSOLIDATED RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$	441,224
Receivables from clearing brokers		9,583
Office equipment, net		5,485
Fees receivable		13,608
	$	469,900

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	371,467
Lease obligation		5,554
Total liabilities		377,021

Commitments and contingencies

Members' equity

		92,879
	$	469,900

CONSOLIDATED RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business

Consolidated Research, LLC (the "Company") is a Delaware limited liability company formed on August 29, 2002. In March, 2003, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 and a member National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment and financing activities.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware	5 years	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Soft Dollar Agreements

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e), which provides for payment of research and quote services. The cost associated with soft dollar arrangements are included in the product fees line item on the Statement of Operations.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns. The Company is subject to the New York City unincorporated business tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATED RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS

3. Office Equipment

Details of office equipment at December 31, 2003 are as follows:

Computer hardware	$	6,856
Less accumulated depreciation and amortization		1,371
	$	5,485

4. Obligations under capital lease

At December 31, 2003, $6,856 of equipment and accumulated depreciation of $1,371 are recorded under capital leases.

Aggregate future minimum lease payments, by year, are as follows:

Year ending December 31,

2004	$	2,209
2005		2,209
2006		2,209
2007		154
Total future minimum lease payments		6,781
Amount representing interest		1,227
Present value of future minimum lease payments	$	5,554

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $63,000, which was approximately $16,000 in excess of its minimum requirement of $47,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

CONSOLIDATED RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS

---

7. Major Customers

The Company earned commissions from three major customers aggregating approximately $943,000 for the year ended December 31, 2003. At December 31, 2003, amounts payable on behalf of these customers aggregated approximately $254,000.

8. Commitments

The Company rents office space under a year-to-year lease, which was renewed on January 1, 2004. Rent expense recorded under this lease approximated $25,000 for the year ended December 31,2003.